UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

EMBASSY BANCORP, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

290791102
(CUSIP Number)

David M. Lobach, Jr.
100 Gateway Drive, Suite 100
Bethlehem, Pennsylvania 18017
(610) 882-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290791102

1.	Names of Reporting Persons:	Elmer D. Gates
	IRS Identification Nos. of Above Persons (entities only):	Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States

Number of Shares	7.	Sole Voting Power	387,839
Beneficially
Owned by Each
Reporting Person	8.	Shared Voting Power	0
With

	9.	Sole Dispositive Power	387,839

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	387,839

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)	5.40%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 290791102

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of Embassy Bancorp, Inc., a Pennsylvania corporation (the “Company”).  The address of the principal executive office of the Company is 100 Gateway Drive, Suite 100, Bethlehem, Pennsylvania 18017.

Item 2.	Identity and Background

This statement is filed by Elmer D. Gates. (“Mr. Gates”), who is a United States citizen.  Mr. Gates is former Chairman, and is currently Lead Director, of the Company and its primary operating subsidiary, Embassy Bank for the Lehigh Valley (the “Bank”).  His business address is 100 Gateway Drive, Suite 100, Bethlehem, Pennsylvania.  During the last five years, Mr. Gates has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, Mr. Gates may be deemed to beneficially own an aggregate of 387,839 Shares as detailed in Item 5.

The Shares were acquired as a result of the reorganization of the Bank into a one bank holding company structure (the “Reorganization”) and the subsequent receipt and exercise of options to purchase Shares of Common Stock and restricted stock issued pursuant to the Company’s 2001 Option Plan and 2010 Stock Incentive Plan.  Pursuant to a Plan of Merger and Reorganization dated April 18, 2008, on the effective date of the Reorganization, each issued and outstanding share of the Bank’s common stock was automatically converted into one share of the Company’s common stock, and each then outstanding option to acquire a share of the common stock of the Bank issued under the Embassy Bank 2001 Option Plan became and was converted into an option to acquire a share of the Company on the same terms and conditions and remained outstanding.  The Reorganization was effective November 11, 2008.

CUSIP No. 290791102

Item 4.	Purpose of Transaction

Mr. Gates acquired his Shares in connection with the Reorganization of the Bank, as described in Item 3 above.  Mr. Gates is a founder of the Bank and, subsequently, the Company.  Shares of the Bank originally acquired by Mr. Gates were acquired for purposes of initially capitalizing the Bank.

At the present time, Mr. Gates does not plan any significant acquisitions or dispositions of Company securities.  He may, however, periodically acquire or dispose of Company securities as circumstances dictate.  Mr. Gates is a Director of the Company and, if required, he intends to vote his common stock in favor of plans, transactions and matters which he supports.  At this time, however, Mr. Gates does not have any plans or proposals relating to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in present capitalization or dividend policy of the Company; change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments which would impede the acquisition or control of the Company by any person; causing the common stock to be authorized for quotation on NASDAQ or eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any similar actions.

Item 5.	Interest in Securities of the Issuer

On July 23, 2012, Mr. Gates may be deemed to have beneficial ownership in 387,839 Shares of Company common stock, representing 5.40% of the outstanding Shares as of July 23, 2012 (including Mr. Gates’ vested, but unexercised stock options described below).  Of this amount, Mr. Gates holds 6,233 Shares in an individual retirement account and he has the sole power to vote and dispose of those Shares.  Mr. Gates has a right to acquire 2,830 Shares pursuant to vested stock options (the “Option Shares”).

Mr. Gates may be deemed to have beneficial ownership of 156,100 Shares held in a trust for his benefit.  As trustee, Mr. Gates has the sole power to vote and dispose of these Shares.

Mr. Gates may be deemed to have beneficial ownership of 218,781 Shares held in a trust for the benefit of his spouse.  As trustee, Mr. Gates has the sole power to vote and dispose of these Shares.

Mr. Gates may be deemed to have beneficial ownership of 3,895 Shares held in a trust formed for purposes of supporting certain charitable endeavors. As a trustee, Mr. Gates holds the power to vote and dispose of these shares.

During the previous 60 days, Mr. Gates has not engaged in any transactions involving Company common stock.

The filing of this Schedule 13D shall not be construed as an admission that Mr. Gates is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

CUSIP No. 290791102

Because of an administrative oversight, Mr. Gates has not previously filed a statement on Schedule 13D with respect to these shares on a timely basis.  Mr. Gates’ beneficial ownership, however, was known to the Company and was reported in the Company’s proxy statements.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for outstanding options to purchase Shares issued under the Option Plan, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Form of Stock Option Agreement governing the Option Shares.*

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 23, 2012	/s/ Elmer D. Gates
Elmer D. Gates

*	Incorported by reference to Exhibit 10.1 of the Quarterly Report on Form 10Q filed by the Company on May 14, 2010.